October 6, 2017

Re:	Gates Industrial Corporation plc
Draft Registration Statement on Form S-1

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Gates Industrial Corporation plc (the “Company”), we hereby confidentially submit pursuant to the Securities Act of 1933, as amended, a draft Registration Statement on Form S-1 (the “Registration Statement”) relating to the Company’s proposed offering of its ordinary shares for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Company is seeking confidential treatment for the submission pursuant to Rule 83 of the Commission. The Company will publicly file its registration statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement.

Included on page F-6 of the Registration Statement is the auditor’s opinion to Omaha Topco Ltd.’s (“Omaha”) audited financial statements for the three years ended December 31, 2016. This audit opinion is a “to-be-issued” opinion (also known as a legend opinion) for a change in our segment reporting which occurred during the quarter ended September 30, 2017. Prior to going effective, the Company will include unaudited condensed consolidated financial statements of Omaha for the nine months ended September 30, 2017 and October 1, 2016 financial statements and the to-be-issued opinion will be replaced with an issued opinion. Pursuant to a telephonic conversation between Martin James, Senior Assistant Chief Accountant, and Christine Davine, Deloitte & Touche LLP Partner – National Office, on September 26, 2017, Mr. James indicated that the Staff will not object to the inclusion of a to-be-issued auditor’s opinion in the Company’s non-public submission of the Registration Statement to be replaced prior to effectiveness.

Please do not hesitate to contact me at (212) 455-7614 with any questions you may have regarding this confidential submission. Please send any correspondence to Jamey S. Seely, Executive Vice President and General Counsel (Jamey.Seely@gates.com), and to me (elewandowski@stblaw.com).

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Gates Industrial Corporation plc
Jamey S. Seely
David H. Naemura